Filed by Revelyst, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Revelyst CEO Memo – Sale Announcement

Date: 10.7.24
From: CEO.Broadcast@revelyst.com
To: All Revelyst employees
Subject: 10.7.24 | A memo from Revelyst CEO Eric Nyman Re: Sale of Revelyst and livestream alert

Team Revelyst:

I hope everyone enjoyed their time off for Revelyst Day. Fittingly, on the day we celebrated our coming together as a company, we began a new chapter for Revelyst.

Late Friday afternoon, we announced a huge milestone in our company’s journey: Vista Outdoor and Revelyst entered into an agreement with Strategic Value Partners (SVP) to sell Revelyst for an enterprise value of $1.125 billion. In conjunction with our deal, Vista Outdoor also entered into an amended agreement with CSG to increase the purchase price for The Kinetic Group to $2.225 billion.

For TKG, the result is the same one they’ve been working toward for the last year—a new home with CSG. The difference for Revelyst, of course, is that we will not be publicly traded but owned by a private equity partner, SVP. Because of this change, I want to explain what Friday’s news means for all of us.

Remember something I’ve been saying for months: Who owns us doesn’t define us.

That’s the key message I conveyed on my most recent Look, Listen and Learn tour in August—and it’s truer today than ever before. We have made great progress through our GEAR Up program and are only starting to hit our stride. It is full steam ahead with the actions and teams we’ve put into place.

We believe that partnering with SVP will accelerate our plan. SVP is a global investment firm with vast financial and operational expertise. They believe strongly in the Revelyst story, and we are confident the acquisition is a positive step for our future.

Importantly, SVP recognizes that our culture of innovation and excellence is a differentiator in the outdoor marketplace. We believe the partnership with SVP will make us a stronger company with more opportunities to innovate and deliver top-tier products to outdoor enthusiasts while enhancing our market leadership in the outdoor recreation industry.

The bottom line is this transaction does not change our mission. We are Revelyst, united as one.

SVP believes in our vision for the future and is committed to supporting our long-term success. While change can be challenging, this move positions us to take advantage of new opportunities and further solidify our competitive advantage.

We plan to host a live stream on Teams this week for all Revelyst employees. During the call, I will provide further context, our CHRO Joyce Butler will discuss matters from the HR side of this deal, and then we’ll take as many questions as possible.

Please submit questions for the live stream by clicking this link.

The Revelyst Communications team will send invitations as soon as the date and time are set, and I hope you can join us. We will also keep employees informed every step of the way as we begin this final separation process.

The SVP transaction, which is subject to the completion of the CSG transaction as well as receipt of regulatory approvals and other customary closing conditions, is expected to close by January 2025. We will keep you updated on developments related to these two exciting transactions, including the timing of the adjourned special meeting. In the meantime, it remains business as usual for all of us—and we ask that you please stay focused on your day-to-day responsibilities.

Thank you again for being part of this amazing team. The best is yet to come.

#WeAreRevelyst

Eric

Forward-Looking Statements

Some of the statements made and information contained in this communication, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Revelyst Inc.’s (“Revelyst”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor and Revelyst; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the

“CSG Transaction”) and risks related to the transaction among Vista Outdoor, Revelyst, Olibre LLC and Cabin Ridge, Inc. (the “Revelyst Transaction”) including (i) the failure to receive, on a timely basis or otherwise, the required approval of the CSG Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the CSG Transaction or the Revelyst Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the CSG Transaction or the Revelyst Transaction, including in circumstances which would require Vista Outdoor or Revelyst, as applicable, to pay a termination fee, (v) the effect of the announcement or pendency of the CSG Transaction or the Revelyst Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the CSG Transaction or the Revelyst Transaction diverting management’s attention from our ongoing business operations, (vii) that the CSG Transaction or the Revelyst Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the CSG Transaction or the Revelyst Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all and (viii) that the merger consideration to be received by stockholders of Revelyst in connection with the Revelyst Transaction cannot be determined until the consummation of the Revelyst Transaction as it is subject to certain adjustments related to the net cash of Revelyst as of the closing of the Revelyst Transaction and the management team’s current estimate of the merger consideration to be received by stockholders of Revelyst may be higher or lower than the actual merger consideration that will be received by stockholders of Revelyst due to unexpected cash flows of Revelyst between closing of the CSG Transaction and closing of the Revelyst Transaction or other factors; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; our ability to successfully implement the acquisition component of Revelyst’s strategic leverage strategy, particularly if Revelyst is unable to raise the capital necessary to finance acquisitions; our ability to make the changes necessary to operate as an independent, publicly traded company; supplier capacity constraints, supplier production disruptions or quality issues; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; the impacts of climate change on our supply chain, product costs and consumer behavior; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; impairment related to our goodwill and intangible assets could negatively impact our results of operations and parent company equity; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retailers and distributors, including unexpected cancellations, delays, changes to purchase orders; insolvency or credit problems; our competitive environment; risk associated with retailer or distributor insolvency, credit problems or other financial difficulties; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to expand our e-commerce business; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations and any changes thereto, including the expectations with respect to climate change and other Environmental, Social and Governance matters and the additional cost associated therewith; risks associated with cybersecurity and other industrial and physical security threats; failure to comply with data privacy and security laws and regulations; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers; and risks relating to the market for Revelyst common stock.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the CSG Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the CSG Transaction. In connection with the CSG Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the CSG Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CSG TRANSACTION, THE REVELYST TRANSACTION AND THE PARTIES TO EACH TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and the definitive proxy statement/prospectus was mailed to each of Vista Outdoor’s stockholders entitled to vote at the meeting relating to the approval of the CSG Transaction. In connection with the Revelyst Transaction and the amendments to the CSG Transaction, Revelyst shall prepare and file with the SEC an amendment to the registration statement on Form S-4, which shall include a revised proxy statement of Vista Outdoor. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the CSG Transaction. Information about our directors and executive officers is set forth in our Form 10-K/A, which was filed with the SEC on July 29, 2024. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the CSG Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the CSG Transaction.